02 JUN 20 AM 11:38

Moydow Mines
INTERNATIONAL INC.

82-1088

02042385

SUPPL

First Quarter

Interim Report

Three Months Ended March 31, 2002

dlw 7/12

Dublin Office
74 Haddington Road
Dublin 4, Ireland
Tel : (353) 1-667-7611
Fax : (353) 1-667-7622
Website : www.moydow.com

Toronto Office
Suite 1220, 20 Toronto Street
Toronto, Ontario M5C 2B8
Tel : (416) 703-3751
Fax : (416) 367-3638
E-mail : info@moydow.com

Moydow Mines International Inc.
First Quarter Interim Report, Three Months Ended March 31, 2002

Message to our Shareholders

During the first quarter of 2002 exploration activities continued at a reduced level. The gold market sentiment improved dramatically during the latter part of the quarter. Moydow with its interest in the Ntotoroso gold project in Ghana and its portfolio of gold exploration properties is well positioned to benefit from a stronger gold market.

In February, the acquisition of Normandy Mining Limited, our partner at Ntotoroso, was completed by Newmont Mining Corporation. Newmont is currently reviewing its portfolio of properties worldwide. It is anticipated that the Yamfo Sefwi belt and Ntotoroso will be the focus of a renewed campaign of exploration and development. It was recently reported by Reuters that in a speech at an international gold symposium in Lima, Peru the new Vice President of Exploration for Newmont commented on the Yamfo Sefwi belt and said ." we believe there is still a lot of upside potential and the ability to convert this into a 20-million ounce district is right there...The idea is it will be drilled out for upside ...".

The rising gold price has significantly added to the economics of the deposit at Ntotoroso as envisioned in the feasibility study. Using the current gold price of $315 - $320 per ounce, the expected cash flow over the life of the mine would improve by about $50 million dollars from the projections in the 2001 feasibility study.

Management believes that the most significant part of the upside exploration potential on the Yamfo Sefwi belt is located on the Ntotoroso portion. As previously reported, Zone E strongly warrants a drilling program to test the high grade core open at depth below the proposed open pit. In addition, the results of a regolith study including a re-interpretation of the soil geochemistry has generated 15 anomalous zones, which warrant follow-up soil sampling and drilling. Moydow remains fully committed to further exploration at Ntotoroso and intends to seek to bring the project to development in the shortest possible time frame.

The Company is also active in North America. Moydow has acquired mineral exploration licences covering more than 140 square kilometres of ground in the heart of the Botwood Basin in central Newfoundland. The claims are contiguous and total 570. This area of Newfoundland has recently been the focus of a staking rush by several mining companies. The presence in the area of gold mineralization associated with antimony, arsenic and barite has lead to comparisons with the Carlin trend in Nevada USA and recent discoveries by other companies have shown the potential for major gold deposits in the area.

The Moydow claims are 10 to 12 kilometres west of the Mustang Trend property, which was recently the subject of an earn-in agreement by a major gold mining company. The northeastern boundary lies about 500 meters west of a cluster of gold showings which were trenched and drilled by Noranda in 1990. We expect to be conducting initial exploration over the next few months with a view to defining drill targets.

Moydow Mines remains at all times focused on gold exploration, primarily in West Africa but also in other regions. The range of skills in-house and our proven track record of discovery will add greatly to the success of the Company. The recent upswing in the gold market will bring with it new opportunities and new challenges and I am confident that Moydow will be able to further enhance shareholder value in the coming months.

'Signed'
Brian Kiernan
President and Chief Executive Officer

May 27, 2002

Management's Discussion and Analysis of Financial Condition
(All results are expressed in United States dollars, unless otherwise stated.)

The Company

Moydow Mines International Inc. ("Moydow" or the "Company") is an international exploration and development company with primary interests in precious metals. Exploration and development activities are focused principally on Ghana, West Africa, where Moydow and its subsidiaries have been active since 1992. The Company's main asset is its 50% interest in the Ntotoroso gold property held through Rank Mining Company Limited ("Rank"). Moydow trades as a public company on the Toronto Stock Exchange (symbol "MOY').

Overview

Ntotoroso Project

Moydow's immediate priorities are the development and operating plans for the proposed Ntotoroso mine and the financing thereof. With the acquisition of Normandy Mining by Newmont Mining Corporation in early 2002, Newmont became the Company's joint venture partner in the project.

North America

In April, Moydow acquired exploration licences covering more than 140 square kilometres of ground in the heart of the Botwood Basin in Newfoundland. The claims are contiguous and total 570. Initial exploration is expected to begin in the next few months with a view to defining drill targets.

The Company is also exploring three unpatented mining claims in Elko County, Nevada in which it holds a majority interest. A multi-element anomaly has been defined and a follow up program of a series of shallow drill holes is planned for the second half of 2002.

Segmented Information

The Company has one reportable operating segment, being exploration of mineral properties, with substantially all of its operations located in West Africa.

Results of Operations

Net losses for the three months to March 31, 2002 and 2001 were \$0.14 million or \$0.005 per share and \$0.15 million or \$0.005 per share, respectively.

During the quarter, the Company wrote off mineral property expenditures in the amount of \$0.02 million which were incurred on a number of minor projects.

General and administrative expenses were \$0.16 million in the first quarter of 2002 compared with \$0.15 million in the same quarter of 2001.

The Company received operator fees of \$0.04 million in the first quarter of 2002 as compared to nil in the same period in 2001. During 2001, a feasibility study was undertaken on the Ntotoroso project and the operator fees were suspended during this period.

The foreign exchange gain for three months ended March 31, 2002 was \$14 as compared to a loss of \$0.02 million for the same period in 2001. The foreign exchange gain is a result of the movement in the Canadian dollar to United States dollar exchange rate.

The Company earned deposit interest income of \$0.01 million, and \$0.04 million during the first quarter of 2002 and 2001 respectively. Interest income, is dependent on available cash balances and prevailing interest rates.

Liquidity and Capital Resources

At March 31, 2002, the Company had cash and cash equivalents of $1.7 million compared to $1.9 million at December 31, 2001.

Cash flow used in operating activities in the three month period ended March 31, 2002, including changes in non-cash working capital of $0.02 million, totaled $0.13 million. In the three months ended March 31, 2002 cash used in investing activities was $0.13 million for exploration of mineral properties.

The Company has no financial risk in respect of the Wassa mine other than the shares of the project that are pledged against the project debt.

At March 31, 2002, the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, for the acquisition of 66,667 common shares.

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
CONSOLIDATED BALANCE SHEETS
(expressed in United States dollars, unless otherwise stated)

As at	March 31, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current assets		
Cash and cash equivalents	$1,668,070	$1,933,038
Accounts receivable and prepaid expenses	32,737	33,320
Total current assets	1,700,807	1,966,358
Mineral properties	4,500,672	4,384,518
Other assets	63,195	71,234
Total assets	$6,264,674	$6,422,110
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	274,300	295,560
Total liabilities	274,300	295,560
Shareholders' equity		
Capital stock	15,165,390	15,165,390
Deficit	(9,175,016)	(9,038,840)
Total shareholders' equity	5,990,374	6,126,550
Total liabilities and shareholders' equity	$6,264,674	$6,422,110

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in United States dollars, unless otherwise stated)

For the three months ended March 31, (unaudited)	2002	2001
Revenues		
Operator's fees	**$38,164**	$-
	38,164	-
Expenses		
General and administrative expenses	**159,014**	148,091
Write down of mineral properties	**21,069**	-
Amortization of capital assets	**2,739**	2,718
Foreign exchange loss (gain)	**(14)**	20,769
	182,808	171,578
Other income and expenses		
(Loss) gain on sale of other assets, net of impairments	**-**	(19,748)
Interest income	**8,468**	43,082
	8,468	23,334
Net loss for the period	**(136,176)**	(148,244)
Consolidated statements of deficit		
Deficit, beginning of period	**(9,038,840)**	(8,469,547)
Net loss for the period	**(136,176)**	(148,244)
Deficit, end of period	**$(9,175,016)**	$(8,617,791)
Basic and diluted loss per common share	**$(0.005)**	$(0.005)
Weighted average number of common shares outstanding	**27,026,514**	27,026,514

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in United States dollars, unless otherwise stated)

For the three months ended March 31, (unaudited)	2002	2001
Operating activities		
Net loss for the period	**$(136,176)**	$(148,244)
Adjustments for non-cash items:		
Write down of mineral properties	**21,069**	
Amortization of capital assets	**2,739**	2,718
Loss on sale of other assets, net of impairments	**-**	19,748
	(112,368)	(125,778)
Changes in non-cash working capital:		
Accounts receivable and prepaid expenses	**583**	35,057
Accounts payable and accrued liabilities	**(21,260)**	245,540
	(20,677)	280,597
Cash flow used in operating activities	**(133,045)**	154,819
Investing activities		
Exploration of mineral properties	**(131,923)**	(668,380)
Proceeds from sale of investments and other assets	**-**	2,000
Cash flow used in investing activities	**(131,923)**	(666,380)
(Decrease) in cash and cash equivalents	**(264,968)**	(511,561)
Cash and cash equivalents at beginning of period	**1,933,038**	3,361,535
Cash and cash equivalents at end of period	**$1,668,070**	$2,849,974

(expressed in United States dollars, unless otherwise stated)

1. Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with the measurement principles of generally accepted accounting principles in the United States, except as explained in Note 4. The consolidated financial statements include the accounts of the Company, its subsidiaries and a proportionate share of the Company's interests in joint ventures. Interests in associated companies, which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. All significant inter-company accounts and transactions have been eliminated. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the periods ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002. For further information, see the Company's consolidated financial statements including the Notes thereto included in the Annual Report for the year ended December 31, 2001.

2. Ntotoroso Gold Project, Ghana

In February 2002, Newmont Mining Corporation acquired Normandy Mining Limited together with its subsidiary, Normandy LaSource SAS ("LaSource"). The Company holds a 50% joint venture interest in Rank Mining Company Limited ("Rank"). Rank holds a thirty year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Under the terms of the Rank Farm-In Shareholders Agreement ("the RFS Agreement") with LaSource, LaSource agreed to invest $2,500,000 in Rank to fund exploration and development activities in respect of the Ntotoroso license area to earn a 40% interest in Rank. The RFS Agreement provided LaSource with the right to earn up to a 50% interest in Rank by funding a further $4 million of exploration expenditures. As at March 31, 2002, LaSource had advanced a total of $6,827,636 under the RFS Agreement, and have earned a 50% interest in Rank. Moydow and LaSource are now funding the Ntotoroso Gold project on an equal basis.

During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with LaSource and its affiliate Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the RFS Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge. The RDP Agreement terminates on July 24, 2002, unless the Rank and Normandy Ghana feasibility studies have been approved.

Rank has completed a feasibility study on the Ntotoroso property that indicates the existence of reserves that may be economically recoverable.

3. Investment in Equity Associate – Wassa Mining Lease, Ghana

The Company owns a 34% interest in Wassa Holdings Limited ('Wassa Holdings'), which owns a 90% interest in Satellite Goldfields Limited ('Satellite'). Satellite holds a mining lease which covers the Wassa gold mine in Ghana. Capital investment for the mine was provided by $42.5 million of project financing from Standard Bank of London and The Commonwealth Development Corporation. The project financing is collateralized by the assets of Satellite as well

as collateral security from the obligors, including the shares of Satellite held by Wassa Holdings. The Company granted the lenders a first fixed charge on its shares of Wassa Holdings and provided collateral for the obligations of Wassa Holdings to the lenders to the extent of the value of its shares of Wassa Holdings. The investment in Wassa Holdings has been accounted for as an equity associate.

Because the Company's share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil.

Satellite was notified during 2001 that certain terms of the project financing loan agreement were technically in default. Standard Bank of London, the senior lender, subsequently enforced its security and appointed a receiver in November 2001.

In November 2001, Satellite Goldfields Limited signed a letter with Golden Star Resources Limited ("Golden Star") and the Senior Secured Lenders to the Wassa gold project setting out the intention to conclude an agreement for the purchase by Golden Star of certain of the assets and business comprising the Wassa gold mine in Ghana.

4. Difference Between Canadian and United States Generally Accepted Accounting Principles

As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian generally accounting principles ("GAAP") which, for purposes of the Company, conform in all material respects except for as described below. For further information, see the Company's consolidated financial statements including the Notes thereto included in the Annual Report for the year ended December 31, 2001.

The effect of the measurement differences between Canadian GAAP and United States GAAP on the Company's financial statements is summarized as follows:

As at	**March 31,2002 (unaudited)**	December 31,2001 (audited)
Total assets under Canadian GAAP	**$6,264,674**	$6,422,110
Adjustments:		
Deferred exploration costs of the Company	**(4,500,672)**	(4,384,518)
Unrealized holding gain on investment	**10,695**	450
Total assets under United States GAAP	**$1,774,697**	$2,038,042

As at	**March 31,2002 (unaudited)**	December 31,2001 (audited)
Shareholders' equity under Canadian GAAP	$5,990,374	$6,126,550
Adjustments:		
Deferred exploration costs of the Company	(4,500,672)	(4,384,518)
Unrealized holding gain on investment	10,695	450
Shareholders' equity under United States GAAP	$1,500,397	$1,742,482

For the three months ended March 31, (unaudited)	2002	2001
Net loss under Canadian GAAP	**$(136,176)**	$(148,244)
Adjustments:		
Deduct write down of deferred exploration costs of the Company	**21,069**	-
Add stock-based compensation to non-employees	**-**	(50,107)
Add deferred exploration costs of the Company	**(131,923)**	(668,380)
Net loss under United States GAAP	**$(247,030)**	$(866,731)
Increase in holding gain on investments	**10,695**	-
Comprehensive loss for the year under United States GAAP	**$(236,335)**	$(866,731)
Basic loss per share under United States GAAP	**$(0.008)**	$(0.03)

For the three months ended March 31, (unaudited)	2002	2001
Cash flow used in operating activities under Canadian GAAP	**$(133,045)**	$154,819
Adjustment for deferred exploration costs	**(131,923)**	(668,380)
Cash flow used in operating activities under United States GAAP	**$264,968**	$(513,561)

For the three months ended March 31, (unaudited)	2002	2001
Cash flow used in investing activities under Canadian GAAP	**$(131,923)**	$(666,380)
Adjustment for deferred exploration costs	**131,923**	668,380
Cash flow generated from (used in) operating activities under United States GAAP	**$-**	$2,000

MOYDOW MINES INTERNATIONAL INC.

Corporate Information.

Directors and Officers
Noel P. Kiernan - *Director, Chairman*
Brian P. Kiernan - *Director, President & CEO*
Sylvester P. Boland - *Director, Member of the Audit Committee*
Albert C. Gourley – *Director, Member of the Audit Committee*
Norman D. A. Hardie - *Director*
Victor J. E. Jones - Director, *Member of the Audit Committee*
Michael E. Power - *Director, Vice President & Secretary*

J. Joseph Breen - *COO*
Geoffrey G. Farr - Assistant Secretary
Rosemary G. O'Mongain - *CFO*

Registered Office
BCE Place
161 Bay Street
Suite 3900
Toronto, Ontario M5J 2S1
Tel: (416) 360-8511 Fax: (416) 360-8277

Dublin Office
74 Haddington Road
Dublin 4, Ireland
Tel: (353) 1 667-7611 Fax: (353) 1 667-7622

Toronto Office
12th Floor
20 Toronto Street
Toronto, Ontario
Canada, M5C 2B8
Tel: (416) 703-3751 Fax: (416) 367-3638

Accra Office
Shankill House
21, 5th Circular Road
East Cantonments
Accra, Ghana
Tel: (233) 21 772516 Fax: (233) 21 777247

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario
Canada, M5J 2YI

Exchange Listing
The Toronto Stock Exchange
Symbol: MOY
CUSIP: 62472V 100
Shares outstanding: 27,026,514
Shares fully diluted: 30,524,848

To contact the Company
In order to contact the company or to request to be added to our mailing list
please email info@moydow.com
website: www.moydow.com